Exhibit 99.2

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividends (Unaudited)

($ in thousands)

Twelve Months Ended December 31, 2004

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3691
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6309
Pre-Tax Preferred Stock Dividends	$2,092

FIXED CHARGES:
Interest Expense	$42,576
Amortization of Debt Premium, Discount and Expense	466
Interest Component of Rentals	1,256

Total Fixed Charges	44,298
Pre-Tax Preferred Stock Dividends	2,092

Total Fixed Charges and Preferred Stock Dividends	$46,390

EARNINGS:
Net Income before Dividends on Preferred Stock	$101,546
Add:
Income Taxes Applicable to Utility Operating Income	57,742
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)—Net	1,677
Total Fixed Charges	44,298

Total Earnings	$205,263

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.4